UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

The Blackstone Group L.P.
(Name of Issuer)
Common Units Representing Limited Partnership Interests
(Title of Class of Securities)
09253U108
(CUSIP Number)
December 9, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09253U108	13G	Page	2	of	8

1.	NAMES OF REPORTING PERSONS American International Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,737,235 (See Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

35,737,235 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,737,235 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	09253U108	13G	Page	3	of	8

1.	NAMES OF REPORTING PERSONS AIG BG Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,737,235 (See Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

35,737,235 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,737,235 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	09253U108	13G	Page	4	of	8

Item 1(a).	Name of Issuer:
          The Blackstone Group L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
345 Park Avenue
New York, New York 10154

Item 2(a).	Name of Person Filing:
          This statement is being filed jointly by American International Group, Inc. and AIG BG Holdings LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
American International Group, Inc.
180 Maiden Lane
New York, NY 10038
AIG BG Holdings LLC
180 Maiden Lane
New York, NY 10038

Item 2(c).	Citizenship:
American International Group, Inc. is a Delaware corporation.
AIG BG Holdings LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
          Common Units representing limited partnership interests.

Item 2(e).	CUSIP Number:
          09253U108

Item 3.
          Not applicable.

Item 4.	Ownership.
          Pursuant to an exchange agreement, holders of Blackstone Holdings partnership units (which term refers collectively to a partnership unit in each of Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings III L.P. and Blackstone Holdings IV L.P.), subject to the vesting and minimum retained ownership requirements and transfer restrictions set forth in the partnership agreements of the Blackstone Holdings partnerships, may from time-to-time (subject to the terms of the exchange agreement) exchange their Blackstone Holdings partnership units for The Blackstone Group L.P. common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. A Blackstone Holdings limited partner must exchange one

CUSIP No.	09253U108	13G	Page	5	of	8
partnership unit in each of the four Blackstone Holdings partnerships to effect an exchange for a common unit. On November 15, 2010, AIG BG Holdings LLC (“AIG Holdings”) delivered notice to the Blackstone Holdings entities and The Blackstone Group L.P. to exchange 10,000,000 of its Blackstone Holdings partnership units for 10,000,000 common units which were delivered by the issuer to AIG Holdings on December 15, 2010 and sold on that day. On December 9, 2010, AIG Holdings delivered a further notice to the Blackstone Holdings entities and The Blackstone Group L.P. to exchange its remaining 35,737,235 Blackstone Holdings partnership units for 35,737,235 common units of the issuer, which are expected to be delivered on February 9, 2011.
     Pursuant to Rule 13d-3 under the Exchange Act, AIG Holdings is deemed to own and have the power to dispose of 35,737,235 voting common units representing limited partnership interests, or 11.7% of the sum of (i) the 258,577,585 voting common units representing limited partnership interests that, based upon the Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission by The Blackstone Group L.P., were outstanding on October 29, 2010, (ii) the 10,000,000 voting common units representing limited partnership interests that were delivered by the issuer to AIG Holdings on December 15, 2010, and (iii) the 35,737,235 voting common units representing limited partnership interest that are expected to be delivered by the issuer to AIG Holdings on February 9, 2011. American International Group, Inc. has sole voting power to elect managers of AIG Holdings, and accordingly has shared power to vote and dispose of any securities owned by AIG Holdings.

Item 5.	Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
          See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item 8.	Identification and Classification of Members of the Group.
          Not applicable.

Item 9.	Notice of Dissolution of Group.
          Not applicable.

Item 10.	Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	09253U108	13G	Page	6	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2010

AMERICAN INTERNATIONAL GROUP, INC.
By:	/s/ Monika M. Machon
	Name:	Monika M. Machon
	Title:	Senior Vice President and Chief Investment Officer

AIG BG HOLDINGS LLC
By:	/s/ Monika M. Machon
	Name:	Monika M. Machon
	Title:	President

CUSIP No.	09253U108	13G	Page	7	of	8

Exhibit Index
Exhibit I	Joint Filing Agreement, dated December 17, 2010, between American International Group, Inc. and AIG BG Holdings LLC.